UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 1, 2011 entitled “Arcos Dorados Reports Second Quarter 2011 Financial Results”
2.	Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of and for the six-month periods ended June 30, 2011 and 2010

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER
2011 FINANCIAL RESULTS

Continued strong revenue & earnings growth driven by
systemwide comparable sales & margin expansion

Buenos Aires, Argentina, August 1, 2011 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•	Revenues increased by 28.7% year-over-year, or by 18.5% on a constant currency basis, to US$ 888.5 million
•	Systemwide comparable sales increased by 14.8% year-over-year
•	72 net additions of restaurants over the last 12 months
•	Adjusted EBITDA1 increased by 47.6% year-over-year, or by 29% on a constant currency basis, to US$ 67.9 million; Net income increased by 5.6% to US$ 14.2 million
•	Guidance for 2011 revised upward: Revenue growth of 22-24%, Adjusted EBITDA1 growth of 18-20% and Net Income growth of 35-45% in 2011

“In the second quarter, Arcos Dorados continued to build upon its solid foundation for market growth and development. With the completion of our IPO and debt restructuring, the Company is continuing to implement its strategic priorities and deliver long term attractive returns for its shareholders,” said Sergio Alonso, COO of Arcos Dorados.

“In addition to the robust results we achieved in Brazil, SLAD also made strong contributions during the period, with revenue growth of 43.2% year-over-year. Our ability to maintain growth and profitability in the face of inflationary pressure in several of our key operating countries highlights the success of the Arcos Dorados’ menu offering, our ability to achieve the right mix of products and constantly enhance operating efficiencies,” Mr. Alonso concluded.

Second Quarter Results

Arcos Dorados’ second quarter revenues increased by 28.7% to US$ 888.5 million.  On a constant currency basis, revenue growth was 18.5%. The increase was driven by systemwide comparable sales growth of 14.8% and the net addition of 72 restaurants over the last 12-month period.

The Company’s solid revenue performance was driven by growth across all of its divisions. Brazil, the Company’s largest division, reported revenue growth of 26.9% year-over-year, including 10.2% growth in systemwide comparable sales. NOLAD’s (Mexico, Panama and Costa Rica) revenues increased by 21.8% year-over-year, with a systemwide comparable sales increase of 9.7%. SLAD’s (Argentina, Venezuela, Colombia, Chile, Perú, Ecuador, and Uruguay) revenues grew by 43.2% compared to the second quarter of 2010, mainly driven by a 33.1% increase in systemwide comparable sales. The Caribbean division (Puerto Rico, Martinique, Guadeloupe, Aruba, Curaçao, F. Guiana, US Virgin Islands of St. Thomas and St. Croix) reported revenue growth of 3.9% above the second quarter of 2010, and stable systemwide comparable sales.

Adjusted EBITDA1 for the second quarter of 2011 was US$ 67.9 million, a 47.6% increase over the same period of 2010 (or 29% on a constant currency basis). Arcos Dorados’ Adjusted EBITDA1 improvement in the second quarter of 2011 was driven by revenue growth and improvements in labor productivity in the Company’s Brazilian division, controlled salary increases in SLAD, and increased operating leverage in NOLAD. These improvements were partially offset by (i) higher corporate expenses, which included increased outsourced and professional services in line with the expansion of the Company; (ii)  as well as higher payroll resulting mainly from the impact of higher inflation in Argentina, where the majority of corporate headcount is located; (iii) higher share-based compensation (primarily related to ongoing CAD and EIP grant) and, to a lesser degree, by (iv) lower Adjusted EBITDA1 in the Caribbean Division of US$ 1.7 million.

The Adjusted EBITDA1 margin as a percentage of total revenues was 7.6% for the quarter, up 98 bps compared to the second quarter of 2010. Overall, the Company continued driving revenue growth through new product launches and offering relevant food and beverage choices, while also effectively managing costs as a percentage of revenues.

Additionally, during the second quarter, the Company registered a special charge of US$ 13.6 million, which was excluded from adjusted EBITDA1 and is related to (i) an incremental compensation expense related to its existing liability awards (CADs) and which corresponds to the remeasurement of the accrued liability based on the opening share price on the first day of trading (US$ $21 per share); and (ii) IPO-related special awards.

Net income attributable to the Company was US$ 14.2 million in the second quarter of 2011, up 5.6% from the US$ 13.5 million reported in the second quarter of 2010. This is mainly due to improved operating and foreign currency exchange results.  These were partially offset by higher losses on derivative instruments. The above-mentioned mark-to-market charges are expected to be reduced going forward, given the cancellation of many of these derivative instruments in July 2011 (please refer to “Debt Restructuring”). Income tax expense for the period totaled US$ 4.8 million, resulting in an effective tax rate of 24.8% for the quarter.

The Company reported basic earnings per share (EPS) of US$ 0.07 in the second quarter of 2011, compared to US$ 0.06 in the second quarter of 2010. This increase of 22.8% was a result of the 5.6% growth in net income, as well as a lower weighted-average number of outstanding shares (please refer to Axis Split-off and IPO explanations in previous releases).

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were US$ 254.4 million at June 30, 2011. The Company’s total financial debt (including derivative instruments) was US$ 573.9 million, with net debt (total financial debt less cash and cash equivalents) of US $ 319.5 million and a Net Debt/Adjusted EBITDA1 ratio of 1.0x at June 30, 2011. Cash generated from operating activities was US$ 50.1 million in the second quarter of 2011, increasing over the same period last year, and driven by improvements in operating results. In addition, during April 2011, the Company collected net proceeds from its Initial Public Offering in the amount of US$ 152.3 million and on April 1, 2011, the Company paid a dividend of US$ 12.5 million. Capital expenditures (CapEx) for the period were US$ 71.5 million, with the funds mainly being utilized for restaurant openings and re-imagings during the quarter.

First Half 2011

For the six months ended June 30, 2011, the Company’s revenues grew by 25.9% (17.4% on a constant currency basis) to US$ 1,715 million, with all divisions posting revenue growth. Additionally, adjusted EBITDA1 reached US$ 140.2 million, an increase of 21.6% compared to the first half of 2010, which was driven by growth in the Brazil, SLAD, and NOLAD divisions.  The Company has managed overall operating costs, while G&A has grown in anticipation of the expansion of new units. Year-to-date consolidated net income amounted to US$ 49.7 million, increasing by 39.1% over the first half of last year. Additionally, total CapEx amounted to US$ 104.3 million for the period, compared to US$ 40.8 million in the first half of 2010.

******************

Quarter Highlights & Recent Developments

Revised Guidance 2011
Based on stronger than forecasted year-to-date results and the current outlook for operations and currencies for the remainder of 2011, Arcos Dorados has modified its outlook for the full-year 2011. The Company now expects year-over-year consolidated revenue growth of 22-24% and Adjusted EBITDA1 growth of 18-20%. Additionally, the Company estimates an increase in net income of 35-45% in 2011.

New Independent Board Member Appointed
On June 6, 2011 Arcos Dorados announced the appointment of José Alberto Vélez, CEO of Cementos Argos, S.A. as an independent Director of its Board.

Dividend
On July 6, 2011, the Company paid a cash dividend of US$ 12.5 million or US$ 0.0597 per share of outstanding Class A and Class B shares to shareholders of record at June 17, 2011.

Debt Restructuring
In July 2011, the Company concluded a series of transactions to restructure its debt profile: On July 8, 2011, the Company issued 5-year R$ 400 million BRL-denominated Senior Unsecured Notes at a rate of 10.25% (US$ equivalent of approximately $255.1 million). The Notes mature on July 13, 2016. Subsequently, on July 18, 2011, the Company redeemed a portion (31.42% or $141.4 million) of its outstanding 7.50% Senior Notes due in 2019 at a redemption price equal to 107.50%, plus accrued and unpaid interest. Finally, in July 2011, the Company cancelled certain derivative instruments in the amount of US$ 91.6 million.

As a result of the aforementioned transactions, the Company was able to:

i.	reduce its cost of funding generating future savings of approximately 300-400 basis points per year without significantly changing its gross debt position;
ii.	maintain an adequate level of US Dollar exposure in its debt structure in accordance with its financial policies; and
iii.	significantly reduce the foreign exchange volatility on its Income Statement related to the use of derivatives

In the third quarter of 2011, the Company will recognize one-time charges before taxes associated with the senior notes redemption as well as the unwinding of its derivative instruments, of approximately US$ 16.6 million.

Expanded Menu Options
On July 26, 2011, Arcos Dorados announced its plans to expand menu options on October 1, 2011 for all of its territories to include an array of fresh produce, reduced calorie and sodium content for some of its menu items, as well as certain reduced portion sizes.  In addition, it will offer a new lower calorie Happy Meal.  This initiative complements the Company’s iconic menu items and strengthens Arcos Dorados’ portfolio and overall nutritional profile. Arcos Dorados seeks to offer a wide array of options to customers while actively balancing flavor with the nutritional attributes of each new menu item.

Senior Management Appointment
The Company has appointed José Valledor to the position of Divisional President of the Brazil Division. Mr. Valledor was most recently the Regional Director for the Southern Cone operations since 2008 and has over 20 years’ experience in the McDonald´s system. Brazil’s current Divisional President, Marcelo Rabach, has been named Vice President of Operations Development for the Company.

Investor Relations Contact
Sofia Chellew
Arcos Dorados - Director, Investor Relations
sofia.chellew@ar.mcd.com
(+5411) 4711-2515
www.arcosdorados.net

Definitions:

Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 19 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Uruguay and Venezuela. The Company operates or franchises 1,755 McDonald’s-branded restaurants with over 80,000 employees serving approximately 4 million customers a day.  Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit our website: www.arcosdorados.net

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2011. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures(1)

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense related to a special award granted to our chief executive officer, incremental compensation expense related to our 2008 long-term incentive plan, gains from sale of property and equipment, write-off of property and equipment, contract termination losses, and impairment of long-lived assets and goodwill, and stock-based compensation and bonuses incurred in connection with the Company’s initial public listing.

Second Quarter 2011 Consolidated Results (Unaudited)
(In thousands of U.S. dollars, except per share data)
	For Three Months ended
	June 30,
	2011	2010
REVENUES
Sales by Company-operated restaurants	852,042	663,460
Revenues from franchised restaurants	36,447	27,126
Total Revenues	888,489	690,586

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(302,336)	(238,117)
Payroll and employee benefits	(167,791)	(136,273)
Occupancy and other operating expenses	(231,302)	(184,288)
Royalty fees	(41,484)	(32,553)
Franchised restaurants - occupancy expenses	(11,973)	(9,516)
General and administrative expenses	(95,698)	(54,788)
Other operating income/(expenses), net	(1,801)	(2,534)
Total operating costs and expenses	(852,385)	(658,069)
Operating income	36,104	32,517
Net interest expense	(10,415)	(10,065)
Loss from derivative instruments	(7,898)	(2,892)
Foreign currency exchange results	2,105	(343)
Other non-operating expenses, net	(745)	(834)
Income before income taxes	19,151	18,383
Income tax expense	(4,754)	(4,989)
Net income	14,397	13,394
Net income attributable to non-controlling interests	(162)	85
Net income attributable to Arcos Dorados Holdings Inc.	14,235	13,479

Earnings per share information ($ per share):
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.07	$0.06
Weighted-average number of shares outstanding	208,063,349	241,882,966

Adjusted EBITDA Reconciliation
Operating income	36,104	32,517
Depreciation and amortization	15,998	13,997
Other operating expenses classified as non-cash	1,367	553
Other operating (income) expenses classified as non-recurring	810	(1,080)
Special charges	13,590	0
Adjusted EBITDA (1)	67,869	45,987
Adjusted EBITDA Margin as % of total revenues	7.6%	6.7%

First Half 2011 Consolidated Results (Unaudited)
(In thousands of U.S. dollars, except per share data)
	For Six Months ended
	June 30,
	2011	2010
REVENUES
Sales by Company-operated restaurants	1,643,394	1,307,104
Revenues from franchised restaurants	71,752	54,707
Total Revenues	1,715,146	1,361,811

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(580,170)	(463,499)
Payroll and employee benefits	(327,706)	(257,973)
Occupancy and other operating expenses	(442,654)	(358,593)
Royalty fees	(79,955)	(63,970)
Franchised restaurants - occupancy expenses	(24,393)	(19,281)
General and administrative expenses	(164,445)	(105,140)
Other operating income/(expenses), net	862	(8,122)
Total operating costs and expenses	(1,618,461)	(1,276,578)
Operating income	96,685	85,233
Net interest expense	(20,199)	(19,637)
Loss from derivative instruments	(12,225)	(7,990)
Foreign currency exchange results	1,864	(3,110)
Other non-operating expenses, net	(1,183)	(1,918)
Income before income taxes	64,942	52,578
Income tax expense	(14,946)	(16,873)
Net income	49,996	35,705
Net (income) loss attributable to non-controlling interests	(271)	39
Net income attributable to Arcos Dorados Holdings Inc.	49,725	35,744

Earnings per share information ($ per share):
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.22	$0.15
Weighted-average number of common shares outstanding-Basic	221,408,769	241,882,966

Adjusted EBITDA Reconciliation
Operating income	96,685	85,233
Depreciation and amortization	31,123	28,368
Other operating expenses classified as non-cash	1,685	754
Other operating (income) expenses classified as non-recurring	(2,889)	982
Special charges	13,590	0
Adjusted EBITDA (1)	140,194	115,337
Adjusted EBITDA Margin as % of total revenues	8.2%	8.5%

Second Quarter and First Half 2011 Results by Division (Unaudited)
(In thousands of U.S. dollars)
	For Three Months ended		% Increase	For Six Months ended		% Increase
	June 30,		/	June 30,		/
	2011	2010	(Decrease)	2011	2010	(Decrease)
Revenues
Brazil	461,936	363,902	27%	892,063	718,520	24%
Caribbean	67,483	64,919	4%	132,056	127,385	4%
NOLAD	89,510	73,463	22%	171,743	141,464	21%
SLAD	269,560	188,302	43%	519,284	374,442	39%
TOTAL	888,489	690,586	29%	1,715,146	1,361,811	26%

Adjusted EBITDA (1)
Brazil	62,074	40,962	52%	128,566	99,241	30%
Caribbean	3,074	4,760	-35%	6,282	9,531	-34%
NOLAD	4,883	2,204	122%	7,868	4,202	87%
SLAD	23,568	14,442	63%	42,933	32,742	31%
TOTAL	67,869	45,987	48%	140,194	115,337	22%

Total Restaurants (eop) & Systemwide Comparable Sales Growth

	Total Restaurants*	Comp. Sales 2Q11 vs. 2Q10 (%)
Brazil	625	10.2%
Caribbean	144	(0.3)%
NOLAD	473	9.7%
SLAD	525	33.1%
TOTAL	1,767	14.8%

* Considers company-operated and franchised restaurants at period-end

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)
	As of, June 30, 2011 (Unaudited)	As of, December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	254,404	208,099
Accounts and notes receivable, net	82,917	79,821
Other current assets (1)	189,323	264,435
Total current assets	526,644	552,355

Non-current assets
Property and equipment, net	1,015,671	911,730
Net intangible assets and goodwill	56,436	47,264
Deferred income taxes	206,361	190,764
Other non-current assets (2)	68,085	82,153
Total non-current assets	1,346,553	1,231,911
Total assets	1,873,197	1,784,266

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	118,604	186,700
Taxes payable (3)	110,835	124,677
Accrued payroll and other liabilities	217,162	211,231
Other non-current liabilities (4)	24,682	24,631
Financial debt (5)	65,281	57,909
Total current liabilities	536,564	605,148

Non-current liabilities
Accrued payroll and other liabilities	55,077	53,475
Provision for contingencies	52,337	63,940
Financial debt (5)	508,645	506,130
Deferred income taxes	8,658	6,378
Total non-current liabilities	624,717	629,923
Total liabilities	1,161,281	1,235,071
Shareholders’ equity
Class A shares of common stock	351,654	226,528
Class B shares of common stock	132,915	151,018
Additional paid-in capital	(48)	(2,468)
Retained earnings	296,103	271,387
Accumulated other comprehensive loss	(70,135)	(98,664)
Total Arcos Dorados Holdings Inc shareholders’ equity	710,489	547,801

Non-controlling interest in subsidiaries	1,427	1,394
Total shareholders’ equity	711,916	549,195

Total liabilities and shareholders’ equity	1,873,197	1,784,266

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets" and "Deferred income taxes".
(2) Includes "Miscellaneous", "Collateral deposits" and "McDonald´s Corporation´ indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", "Long-term debt" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	As of	As of
	June 30, 2011	December 31,
	(Unaudited)	2010
Cash & cash equivalents	254,404	208,099
Total Financial Debt (i)	573,926	564,039
Net Financial Debt (ii)	319,522	355,940
Total Financial Debt / LTM Adjusted EBITDA ratio	1.8	1.9
Net Financial Debt / LTM Adjusted EBITDA ratio	1.0	1.2

 (i) Total financial debt includes short-term debt, long-term debt and derivative instruments
(ii) Total financial debt les cash and cash equivalents

*******

Item 2

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of and for the six-month periods ended
June 30, 2011 and 2010 (Unaudited)

Arcos Dorados Holdings Inc.
Consolidated Statements of Income and Comprehensive Income
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2011	2010
REVENUES
Sales by Company-operated restaurants	$1,643,394	$1,307,104
Revenues from franchised restaurants	71,752	54,707
Total revenues	1,715,146	1,361,811

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(580,170)	(463,499)
Payroll and employee benefits	(327,706)	(257,973)
Occupancy and other operating expenses	(442,654)	(358,593)
Royalty fees	(79,955)	(63,970)
Franchised restaurants – occupancy expenses	(24,393)	(19,281)
General and administrative expenses	(164,445)	(105,140)
Other operating income (expenses), net	862	(8,122)
Total operating costs and expenses	(1,618,461)	(1,276,578)
Operating income	96,685	85,233
Net interest expense	(20,199)	(19,637)
Loss from derivative instruments	(12,225)	(7,990)
Foreign currency exchange results	1,864	(3,110)
Other non-operating expenses, net	(1,183)	(1,918)
Income before income taxes	64,942	52,578
Income tax expense	(14,946)	(16,873)
Net income	49,996	35,705
(Less) Plus: Net (income) loss attributable to non-controlling interests	(271)	39
Net income attributable to Arcos Dorados Holdings Inc.	$49,725	$35,744

Net income	$49,996	$35,705
Other comprehensive income (loss):
Foreign currency translation (net of $nil of income taxes)	27,895	(5,520)
Realized net losses (gains) on cash flow hedges (net of $nil on income taxes)	464	(178)
Unrealized net losses on cash flow hedges (net of $nil of income taxes)	(68)	(38)
Comprehensive income	78,287	29,969
(Less) Plus: Comprehensive (income) loss attributable to non-controlling interests	(33)	63
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$78,254	$30,032

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.22	$0.15
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.22	$0.15
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheets
As of June 30, 2011 and December 31, 2010
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of June 30, 2011 (Unaudited)	As of December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$254,404	$208,099
Accounts and notes receivable, net	82,917	79,821
Other receivables	48,569	107,061
Inventories	41,222	66,431
Prepaid expenses and other current assets	85,305	80,359
Deferred income taxes	14,227	10,584
Total current assets	526,644	552,355

Non-current assets
Miscellaneous	19,977	21,450
Collateral deposits	5,325	20,325
Property and equipment, net	1,015,671	911,730
Net intangible assets and goodwill	56,436	47,264
Deferred income taxes	206,361	190,764
McDonald’s Corporation’s indemnification for contingencies	42,783	40,378
Total non-current assets	1,346,553	1,231,911
Total assets	$1,873,197	$1,784,266
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$118,604	$186,700
Royalties payable to McDonald’s Corporation	16,245	16,193
Income tax payable	29,348	33,644
Other taxes payable	81,487	91,033
Accrued payroll and other liabilities	217,162	211,231
Interest payable	8,437	8,438
Short-term debt	15,387	11,741
Current portion of long-term debt	5,194	6,206
Derivative instruments	44,700	39,962
Total current liabilities	536,564	605,148

Non-current liabilities
Accrued payroll and other liabilities	55,077	53,475
Provision for contingencies	52,337	63,940
Long-term debt, excluding current portion	453,841	451,423
Derivative instruments	54,804	54,707
Deferred income taxes	8,658	6,378
Total non-current liabilities	624,717	629,923
Total liabilities	1,161,281	1,235,071
Equity
Class A shares of common stock; 420,000,000 shares authorized; 129,529,412 shares issued and outstanding; no par value per share at June 30, 2011	351,654	226,528
Class B shares of common stock; 80,000,000 shares authorized; 80,000,000 shares issued and outstanding; no par value per share at June 30, 2011	132,915	151,018
Additional paid-in capital	(48)	(2,468)
Retained earnings	296,103	271,387
Accumulated other comprehensive loss	(70,135)	(98,664)
Total Arcos Dorados Holdings Inc. shareholders’ equity	710,489	547,801
Non-controlling interests in subsidiaries	1,427	1,394
Total equity	711,916	549,195
Total liabilities and equity	$1,873,197	$1,784,266
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2011	2010
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$49,725	$35,744
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	31,123	28,368
Others, net	26,615	5,921
Changes in working capital items:
Accounts payable	(18,450)	(13,720)
Others, net	(28,128)	(26,240)
Net cash provided by operating activities	60,885	30,073

Investing activities
Property and equipment expenditures	(104,341)	(40,827)
Purchases of restaurant businesses	(3,091)	(858)
Proceeds from sale of property and equipment	5,638	2,314
Other investment activities	(421)	(1,511)
Net cash used in investing activities	(102,215)	(40,882)

Financing activities
Issuance of class A shares in connection with the initial public offering	152,281	-
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(19,100)	(20,000)
Collection of collateral deposits	15,000	25,000
Cash and cash equivalents of Split-off Axis Business	(35,425)	-
Net payments of derivative instruments	(25,893)	(14,319)
Net short-term borrowings	2,421	(237)
Other financing activities	(4,660)	(3,948)
Net cash provided by (used in) financing activities	84,624	(13,504)
Effect of exchange rate changes on cash and cash equivalents	3,011	483
Increase (decrease) in cash and cash equivalents	46,305	(23,830)
Cash and cash equivalents at the beginning of the year	208,099	167,975
Cash and cash equivalents at the end of the period	$254,404	$144,145

Supplemental cash flow information:
Non-cash transactions:
Dividend declared pending payment	12,509	20,000

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the six-month period ended June 30, 2011 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount

Balances at beginning of fiscal year	145,129,780	226,528	96,753,186	151,018	(2,468)	271,387	(98,664)	547,801	1,394	549,195

Foreign currency translation (unaudited)	-	-	-	-	-	-	28,133	28,133	(238)	27,895
Realized net losses on cash flow hedges (unaudited)	-	-	-	-	-	-	464	464	-	464
Unrealized net losses on cash flow hedges (unaudited)	-	-	-	-	-	-	(68)	(68)	-	(68)
Split-off of Axis Business (unaudited)	(25,129,780)	(27,155)	(16,753,186)	(18,103)	-	-	-	(45,258)	-	(45,258)
Dividends to Arcos Dorados Holdings Inc.’s shareholders (unaudited)	-	-	-	-	-	(25,009)	-	(25,009)	-	(25,009)
Issuance of class A shares in connection with the initial public offering (unaudited)	9,529,412	152,281	-	-	-	-	-	152,281	-	152,281
Stock-based compensation (unaudited)	-	-	-	-	2,420	-	-	2,420	-	2,420
Net income for the period (unaudited)	-	-	-	-	-	49,725	-	49,725	271	49,996

Balances at end of period (unaudited)	129,529,412	351,654	80,000,000	132,915	(48)	296,103	(70,135)	710,489	1,427	711,916

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the six-month period ended June 30, 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount

Balances at beginning of fiscal year	145,129,780	226,528	96,753,186	151,018	(2,468)	205,366	(127,789)	452,655	1,391	454,046
Foreign currency translation (unaudited)	-	-	-	-	-	-	(5,496)	(5,496)	(24)	(5,520)
Realized net gains on cash flow hedges (unaudited)	-	-	-	-	-	-	(178)	(178)	-	(178)
Unrealized net losses on cash flow hedges (unaudited)	-	-	-	-	-	-	(38)	(38)	-	(38)
Dividends to Arcos Dorados Holdings Inc.’s shareholders (unaudited)	-	-	-	-	-	(40,000)	-	(40,000)	-	(40,000)
Dividends to non-controlling interests (unaudited)	-	-	-	-	-	-	-	-	(151)	(151)
Net income for the period (unaudited)	-	-	-	-	-	35,744	-	35,744	(39)	35,705

Balances at end of period (unaudited)	145,129,780	226,528	96,753,186	151,018	(2,468)	201,110	(133,501)	442,687	1,177	443,864

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company was incorporated on December 9, 2010 in connection with the reorganization made for purposes of the offering and listing of the Company’s shares on the New York Stock Exchange. The reorganization involved the creation of Arcos Dorados Holdings Inc. as a wholly-owned subsidiary of Arcos Dorados Limited and a subsequent downstream merger, being Arcos Dorados Holdings Inc. the surviving entity. Following the merger, Arcos Dorados Holdings Inc. replaced Arcos Dorados Limited in the corporate structure. The reorganization was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since it was incorporated in July 2006. The Company’s fiscal year ends on the last day of December. The Company has a 99.999 % equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from purposes of this presentation. The accompanying consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2010.

The accompanying consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of results that may be expected for any future periods.

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations as from January 1, 2010, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into U.S. dollars at the balance sheet date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (U.S. dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of other comprehensive income within shareholders’ equity.

See Note 15 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for translation purposes.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 9 for details.

4.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:
	As of June 30, 2011 (Unaudited)	As of December 31, 2010

Prepaid expenses	$79,256	$73,468
Promotion items	6,049	6,891
	$85,305	$80,359

5.	Short-term debt

Short-term debt consists of the following:
	As of June 30, 2011 (Unaudited)	As of December 31, 2010

Bank overdrafts	$1,331	$419
Short-term loans (i)	14,056	11,322
	$15,387	$11,741

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Short-term debt (continued)

(i)
The balance mainly relates to the notes issued by one of the Company’s subsidiaries in Venezuela for 57 million Venezuelan bolívares fuertes, equivalent to $10,755. The notes were issued on April 18, 2011 and mature on October 14, 2011. The notes accrue imputed interest at an annual interest rate of 16%.

6.	Long-term debt

Long-term debt consists of the following:
	As of June 30, 2011 (Unaudited)	As of December 31, 2010

Senior notes	$446,790	$446,596
Other long-term borrowings	6,185	8,654
Capital lease obligations	6,060	2,379
Total	459,035	457,629
Current portion of long-term debt	5,194	6,206
Long-term debt, excluding current portion	$453,841	$451,423

Senior notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136%. The senior notes mature on October 1, 2019 and bear interest of 7.5% per year. Interest is paid semiannually. The Company incurred $8,928 of financing costs related to this issuance, which were capitalized as deferred financing costs.

The senior notes are redeemable at the option of the Company at any time at the applicable redemption prices set forth in the indenture governing the senior notes. The senior notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of the Company’s subsidiaries. The senior notes rank equally with all of the Company’s unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the senior notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: incur additional indebtedness, pay dividends or redeem, repurchase or retire the Company’s capital stock, make investments, create liens, create limitations on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer property to the Company, engage in transactions with affiliates, sell assets including the capital stock of the subsidiaries, and consolidate merge or transfer assets.

The senior notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

See Note 16 for details of the partial redemption made after period-end.

Other long-term borrowings

Other long-term borrowings primarily include seller financings related to the purchase of restaurants in Mexico and non-controlling interests in Argentina totaling $4,740 at June 30, 2011 ($7,481 at December 31, 2010). Seller financings are payable in quarterly equal-installments maturing in December 2011, January 2012 and July 2012, and accrue interest at an annual weighted-average interest rate of 7.1%.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Derivative instruments

Derivatives not designated as hedging instruments

Cross-currency interest rate swaps

On November 10, 2008, and in connection with the refinancing process of the Credit Agreement that had been entered into for purposes of partially finance the acquisition of the LatAm Business, the Company committed to hedge 57% of the Company’s currency exposure from the A&R Credit Agreement related to the Company’s generation of cash flows in Brazilian reais (equivalent to $200 million). As a result:

- In December 2008, ADBV entered into cross-currency interest rate swap agreements with Banco Santander S.A. and The Bank of Nova Scotia to convert a portion of its debt under the A&R Credit Agreement ($100 million at LIBOR) to  Brazilian reais-denominated fixed-rate debt (R$237.4 million at a fixed rate of 12.14%). The notional amounts amortize over the life of the swaps, maturing on November 10, 2013.

- In January and March 2009 ADBV entered into cross-currency interest rate swap agreements with Banco Santander S.A. to convert a portion of its debt under the A&R Credit Agreement ($100 million at LIBOR) to Brazilian reais-denominated fixed-rate debt (R$228.8 million at a fixed rate of 11.16%). The notional amounts amortize over the life of the swaps, maturing on November 10, 2013.

These swap agreements are carried at fair market value in the consolidated balance sheet with changes reported in earnings. The cross-currency swap agreements did not qualify for hedge accounting under ASC Topic 815, representing a natural hedge over a portion of the Company’s foreign currency and interest rate exposure under the A&R Credit Agreement. Changes in the fair market value attributable to changes in the current spot rates between the U.S. dollar and the Brazilian reais are offset by foreign exchange results recorded by the holding company in revaluating the Brazilian reais-denominated intercompany receivable. Changes in the fair market value attributable to changes in the Brazilian reais-forward rate curve impact the Company’s consolidated results. At June 30, 2011, the fair market values of these swap agreements totaled $91,808 payable ($90,513 payable at December 31, 2010). During the six-month periods ended June 30, 2011 and 2010, the Company made net payments to the counterparties totaling $23,658 and $14,478, respectively, in connection with these agreements. During the six-month periods ended June 30, 2011 and 2010, the Company recorded net losses for $6,450 and $13,017, respectively, within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Mirror and bond swaps

On December 10, 2009, and in connection with the prepayment of the A&R Credit Agreement and the issuing of the senior notes, the Company decided to eliminate its three-month LIBOR exposure arising from the existing cross-currency interest rate swaps and also to hedge 44% of the Company’s currency exposure from the senior notes coupon payments related to the Company’s generation of cash flows in Brazilian reais (equivalent to $200 million). Therefore in December 2009:

- ADBV entered into two opposing coupon-only cross-currency interest rate swap agreements (mirror swaps) with JP Morgan and Morgan Stanley to neutralize the floating-rate exposure under the existing position. Under these agreements, the Company pays three-month LIBOR and receives 2.02% in Brazilian reais over a notional of $200 million (at an exchange rate of 1.76 Brazilian reais per U.S. dollar). Payment dates, amortization schedule and maturity date were structured to mirror the existing swaps, without exchange of principal.

- ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the senior notes denominated in U.S. Dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per U.S. dollar). These agreements mature on October 1, 2014 without exchange of principal.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Mirror and bond swaps (continued)

These swap agreements do not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements are carried at fair market value in the consolidated balance sheet with changes reported in earnings. At June 30, 2011, the fair market values of these swap agreements totaled $6,852 payable ($3,833 payable at December 31, 2010). During the six-month periods ended June 30, 2011 and 2010, the Company made net interest payments to the counterparties amounting to $691 and collected net interest from the counterparties amounting to $159 respectively, in connection with these agreements. During the six-month periods ended June 30, 2011 and 2010, the Company recognized a net loss of $3,710 and a net gain of $5,027, respectively, in connection with these agreements that are included within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Forward contracts

On November 10, 2010, 10% of the notional amounts of the cross-currency interest rate swaps amortized (equivalent to $20 million). In order to maintain a notional amount of $200 million hedged at all times, ADBV entered into forward contracts with JPMorgan and Morgan Stanley to buy a total of $20 million on May 10, 2011 at the forward exchange rate of 1.7355 Brazilian reais per U.S. dollar. The company paid $1,544 in connection with the settlement of these forward contracts.

In addition, on May 10, 2010, an additional 10% of the notional amounts of the cross-currency interest rate swaps amortized (equivalent to $20 million). In order to maintain a notional amount of $200 million hedged at all times, ADBV entered into forward contracts with JP Morgan to buy a total of $40 million on September 2, 2011 at the forward exchange rate of 1.6152 Brazilian reais per U.S. dollar.

These swap agreements are carried at fair market value in the consolidated balance sheet with changes reported in earnings. At June 30, 2011, the fair market value of these derivatives totaled $844 payable ($323 at December 31, 2010). During the six-month period ended June 30, 2011, the Company recognized a loss of $2,065 in connection with these agreements, which is included within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Derivatives designated as hedging instruments

Forward contracts

In December 2009, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile. Pursuant to the agreements, the Company purchased during 2010 a total amount of $8,521 at a weighted-average forward rate of 489.3 Chilean pesos per U.S. dollar.

In addition, in February 2010, the Company entered into various forward contracts maturing in 2010 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Peru. Pursuant to the agreements, the Company purchased a total amount of $9,732 at a weighted-average forward rate of 2,023.54 Colombian pesos per U.S. dollar, and a total amount of $3,052 at a weighted-average forward rate of 2.89 Peruvian soles per U.S. dollar.

In August and October 2010, the Company entered into various forward contracts maturing in 2011 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile for fiscal year 2011. Pursuant to the agreements, during 2011 the Company will purchase a total amount of $11,878 at a weighted-average forward rate of 500.4 Chilean pesos per U.S. dollar.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Forward contracts (continued)

The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedge over 75% of the purchases in Chile and Peru for 2010, 73% of the purchases in Colombia for 2010 and over 90% of the purchases in Chile for 2011). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts are carried at their fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive loss” component of shareholders’ equity. As of June 30, 2011, the fair market value of the outstanding derivatives represented a $234 net payable ($630 at December 31, 2010). The Company made net payments totaling $464 and received net proceeds totaling $178 as a result of the net settlements of these derivatives during the six-month periods ended June 30, 2011 and 2010, respectively. In addition, the Company recorded unrealized losses amounting to $68 and $38 within the “Accumulated other comprehensive loss” component of shareholders’ equity during the six-month periods ended June 30, 2011 and 2010, respectively.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheet as of June 30, 2011 and December 31, 2010:

	Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheet Location	As of June 30, 2011 (Unaudited)	As of December 31, 2010
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Accrued payroll and other liabilities	(234)	(630)
		$(234)	$(630)

Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Cross-currency interest rate swaps	Derivative instruments	$(91,808)	$(90,513)
Mirror swaps	Derivative instruments	4,205	3,974
Bond swaps	Derivative instruments	(11,057)	(7,807)
Forwards	Derivative instruments	(844)	(323)
		$(99,504)	$(94,669)
Total derivative instruments		$(99,738)	$(95,299)

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the six-month period ended June 30, 2011 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	(68)	464	-
Total	(68)	464	-

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative
Cross-currency interest rate swaps	(6,450)
Mirror swaps	1,917
Bond swaps	(5,627)
Forward	(2,065)
Total	(12,225)

The following tables present the pretax amounts affecting income and other comprehensive income for the six-month period ended June 30, 2010 for each type of derivative relationship:
erivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	(38)	(178)	-
Total	(38)	(178)	-

The gain recognized in income was recorded as an adjustment to food and paper.
Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative
Cross-currency interest rate swaps	(13,017)
Mirror swaps	5,341
Bond swaps	(314)
Total	(7,990)

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, each year the Company grants units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination will be automatically settled by the Company. The maximum amount authorized under this plan equals 4% of the Company’s fair market value.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010 the Company changed the method of measuring its liability awards from the intrinsic value method (i.e. difference between the current fair value and the base value) to a fair value method using the Black & Scholes model. The current fair value for purposes of determining the intrinsic value was based on a formula determined and approved by the Company’s Board of Directors. At December 31, 2010 the Company considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because in 2011 the Company’s Board of Directors decided that on a going forward basis the fair value would be based on the market price instead of the formula that had previously been used to value such awards.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at June 30, 2011 and December 31, 2010:
	At June 30, 2011 (unaudited)	At December 31, 2010

Current price (i)	21.09	16.50
Weighted-average base value (ii)	5.55	5.55
Expected volatility (iii)	28.6%	28.5%
Dividend yield	1.1%	1.5%
Risk-free interest rate	3.4%	3.9%
Expected term	last vesting date	last vesting date
(i)	At December 31, 2010, equal to the estimated initial public offering price per share. At June 30, 2011, equal to the quoted market price per share.
(ii)	As adjusted as a result of the stock split discussed in Note 11.
(iii)
Based on historical 1-year implied volatility of Latin American comparable companies calculated as the standard deviation on the logarithms of daily price returns, annualized by the squared root of the number of days.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The following table provides a summary of the plan at June 30, 2011:
	Vested (i)	Non-vested (ii)	Total

Number of units outstanding (iii)	1,057,675	2,324,489	3,382,164
Weighted-average fair market value per unit	16.00	15.18	15.44
Total fair value of the plan	16,927	35,287	52,214
Weighted-average accumulated percentage of service	100.00	56.53	70.62
Accrued liability	16,927	19,948	36,875
Compensation expense not yet recognized	-	15,339	15,339

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2011 and 2015.
(iii)	As adjusted as a result of the stock split discussed in Note 11.

Compensation expense for the six-month periods ended June 30, 2011 and 2010 amounted to $15,248 and $1,891, respectively. Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. Compensation expense for the six-month period ended June 30, 2011 includes an incremental expense amounting to $10,526 related to the effect of remeasuring the accrued liability considering the initial quoted market price of $21.00.

During the six-month period ended June 30, 2011, the Company made payments totaling $2,287 in connection with the exercise of 136,381 units.

Award Right granted to the Chief Executive Officer

In addition, during 2008 the Company granted to the Chief Executive Officer an award right pursuant to which he was entitled to receive from the Company a lump sum amount of cash equal to 1% of the fair market value of the Company upon the occurrence of a Liquidity Event (an “Initial Public Offering” or “Change of Control” as defined in the agreement). The award right was subject to a four-year graduated vesting period (25% per year) of continued service as from August 3, 2007.

The Company recognized compensation expense related to this benefit on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability was remeasured at the end of each reporting period until settlement, based on the estimated fair value of the Company. The fair value of the Company had been estimated based on a formula determined and approved by the Company’s Board of Directors. Effective December 31, 2010 the Company replaced the formula by the estimated initial public offering price for purposes of measuring the liability award. As a result of the Company’s initial public offering, on April 14, 2011 the Company settled the award in cash for $34,000.

Compensation expense for the six-month periods ended June 30, 2011 and 2010 amounted to $2,214 and $2,394, respectively. Compensation expense is included within “Other operating income (expenses), net” in the consolidated statement of income.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Share-based compensation (continued)

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan will be used to rewards certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan will be 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

On April 14, 2011, the Company made the following grants of awards under the 2011 Plan:

- The Company granted to certain of its executive officers and other employees 231,458 restricted share units and 833,387 stock options for 2011. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries.

- The Company granted to certain of its executive officers and other employees 782,138 restricted share units and 1,046,459 stock options as special awards in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date.

For both grants, each stock option represents the right to acquire a Class A share at a strike price of $21.20 (the closing price on the date of grant), while each restricted stock unit represents the right to receive a Class A share, when vested.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options. The value of restricted stock units is based on the quoted market price of the Company’s class A shares. The resulting value of stock options and restricted stock units granted during the six-month period ended June 30, 2011 was $10,435 and $21,488, respectively. The Company recognized stock-based compensation expense in the amount of $2,420 during the six-month period ended June 30, 2011. As of June 30, 2011, the remaining un recognized compensation expense amounted to $29,503, which will be amortized over the remaining requisite service period.

9.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commencing on January 1, 2011 the Company must reinvest an aggregate of at least $60 million per year; and open no less than 250 new restaurants;

(iii)	to commit to funding a specified Strategic Marketing Plan; and
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Commitments and contingencies (continued)

Commitments (continued)

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these Consolidated Financial Statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At June 30, 2011 the Company maintains a provision for contingencies amounting to $75,528 ($91,720 at December 31, 2010), which is disclosed net of judicial deposits amounting to $22,789 ($27,373 at December 31, 2010) that the Company was required to make in connection with the proceedings. As of June 30, 2011, the net amount of $52,739 is disclosed as follows: $402 as a current liability within “Accrued payroll and other liabilities” and $52,337 as a non-current liability.

Breakdown of the provision for contingencies is as follows:
	As of June 30, 2011 (Unaudited)	As of December 31, 2010
Tax contingencies in Brazil (i)	44,532	50,648
Labor contingencies in Brazil (ii)	23,813	33,456
Other	7,183	7,616
Subtotal	75,528	91,720
Judicial deposits	(22,789)	(27,373)
Provision for contingencies	$52,739	$64,347

(i)	Mainly related to VAT special treatment for restaurants in Rio de Janeiro.
(ii)	Mainly related to dismissals in the normal course of business.

The provision for contingencies includes $42,783 related to Brazilian claims ($40,378 at December 31, 2010). Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation has indemnified the Company for these claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

Regarding contingencies in Brazil, at the end of fiscal year 2010 the Company decided to take advantage of law No. 11941 that amended the federal tax legislation to permit the entering into amnesty plans to settle existing contingencies in installments with benefits derived from the waiver of fines and a portion of accrued interests.  The law also allows the use of tax loss carryforwards to settle the portion of interest not waived. The Company agreed with McDonald’s Corporation to include in the amnesty plan most of the contingencies indemnified by them using tax loss carryforwards to settle the interests and receive a cash payment equal to the principal plus 50% of the interests.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Commitments and contingencies (continued)

Provision for contingencies (continued)

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. The Court of First Instance, however, has not determined whether it will adopt this resolution. The Company is currently in the discovery phase of the litigation. No provision has been recorded regarding this lawsuit since a negative resolution has a low probability of occurrence. In October and November of 2010, two bills were introduced in Puerto Rico Legislature that seek to regulate franchise agreements. Among other goals, these bills (like Law 75 in the case of distribution agreements) limit the grounds under which a franchisor may terminate or refuse to renew a franchise agreement. The bills are in the early stages of consideration by the Legislature and no hearings or votes have been scheduled.

10.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC Topic 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. The accounting policies of the segments are the same as those described in Note 3.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Segment and geographic information (continued)

The following table presents information about profit or loss and assets for each reportable segment:

	For the six-month periods ended June 30,
	2011	2010
Revenues:
Brazil	$892,063	$718,520
Caribbean division	132,056	127,385
NOLAD	171,743	141,464
SLAD	519,284	374,442
Total revenues	$1,715,146	$1,361,811

Adjusted EBITDA:
Brazil	$128,566	$99,241
Caribbean division	6,282	9,531
NOLAD	7,868	4,202
SLAD	42,933	32,742
Total reportable segments	185,649	145,716
Corporate and others (i)	(45,455)	(30,379)
Total adjusted EBITDA	$140,194	$115,337

Adjusted EBITDA reconciliation:

Total adjusted EBITDA	$140,194	$115,337

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(31,123)	(28,368)
Compensation expense related to the award rights granted to the CEO	(2,214)	(2,395)
Gains from sale of property and equipment	5,103	1,413
Write-offs of property and equipment	(1,685)	(754)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(1,682)	-
Cash bonus related to the initial public offering	(1,382)	-
Incremental compensation expense related to ADBV long-term incentive Plan	(10,526)	-

Operating income	96,685	85,233

(Less) Plus:
Net interest expense	(20,199)	(19,637)
Loss from derivative instruments	(12,225)	(7,990)
Foreign currency exchange results	1,864	(3,110)
Other non-operating expenses, net	(1,183)	(1,918)
Income tax expense	(14,946)	(16,873)
Net (income) loss attributable to non-controlling interests	(271)	39
Net income attributable to Arcos Dorados Holdings Inc.	$49,725	$ 35,744

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Segment and geographic information (continued)

	For the six-month periods ended June 30,
	2011	2010
Depreciation and amortization:
Brazil	$18,893	$17,606
Caribbean division	5,750	5,951
NOLAD	12,859	11,286
SLAD	11,861	9,652
Total reportable segments	49,363	44,495
Corporate and others (i)	3,313	2,745
Purchase price allocation (ii)	(21,553)	(18,872)
Total depreciation and amortization	$31,123	$28,368
Property and equipment expenditures:
Brazil	$49,005	$13,251
Caribbean division	11,077	2,896
NOLAD	11,960	7,240
SLAD	30,802	16,360
Others	1,497	1,080
Total property and equipment expenditures	$104,341	$40,827

	As of
	June 30, 2011 (Unaudited)	December 31, 2010
Total assets:
Brazil	$1,029,081	$1,003,970
Caribbean division	248,587	229,863
NOLAD	405,861	390,812
SLAD	457,107	405,641
Total reportable segments	2,140,636	2,030,286
Corporate and others (i)	184,225	222,412
Purchase price allocation (ii)	(451,664)	(468,432)
Total assets	$1,873,197	$1,784,266

(i) Primarily relates to corporate general and administrative expenses and assets as well as the results and assets of the Company’s operating distribution centers. Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents and collateral deposits.

(ii)  Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,015,671 and $911,730 at June 30, 2011 and December 31, 2010, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Shareholders’ equity

Authorized capital

At June 30, 2011, the Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Issued and outstanding capital

At December 31, 2006, the Company had issued and outstanding 50,000 shares, with a total par value $50. Prior to the acquisition of the LatAm business, the Company increased the number of shares it is authorized to issue from 50,000 shares to an aggregate of 400,000 shares, par value $1,000 per share, canceling the then outstanding common shares. On August 3, 2007, the Company issued 234,000 class A shares and 156,000 class B shares, with a total par value $390,000, in exchange for $377,546. The proceeds from this issuance were used to finance the acquisition of the LatAm business.

On March 14, 2011, the Company’s Board of Directors approved a 620.21-for-1.00 stock split of the outstanding shares in order to reduce the unit price per share and improve its marketability in connection with the initial public offering. As a result of the stock split, the Company distributed 241,492,966 additional shares to its existing shareholders on a pro-rata basis. After the stock split, the issued and outstanding shares increased to 241,882,966, consisting of 145,129,780 class A shares and 96,753,186 class B shares with no par value. Immediately after the stock split and effective as of March 16, 2011, the Company’s Board of Directors approved the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares) in connection with the split-off the Axis business described in Note 12.

On April 14, 2011, the Company went public through an initial public offering of its Class A shares in the New York Stock Exchange. As a result of the offering, the Company issued 9,529,412 Class A shares at a price of $17.00 per share. Net proceeds from the offering totaled $152,281.

As a result, at June 30, 2011, the Company has 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

For both classes of shares, the balance sheet and statement of shareholders’ equity reflect the stock split retrospectively for all periods presented.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due. In addition, the senior notes impose certain restrictions on the distribution of dividends as described in Note 6.

On March 23, 2011, the Company declared a dividend distribution to its shareholders amounting to $12,500, with respect to its results of operations for fiscal year 2010, which was paid in full on April 1, 2011.

On June 3, 2011, the Company declared a dividend distribution to its shareholders amounting to $12,509, with respect to its results of operations for the fiscal year 2010, which will be paid in full in July 2011.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Split-off of Axis Business

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). The split-off was performed through the redemption of 41,882,966 shares (25,129,780 class A shares and 16,753,186 class B shares). As consideration for the redemption, the Company transferred to its shareholders its equity interests in the operating subsidiaries of the Axis Business totaling a net book value of $15,428 and an equity contribution that was made to the Axis holding company amounting to $29,830. This transaction did not have a material impact on the Company’s consolidated financial statement.

13.	Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted stock units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented after giving retrospective effect to the stock split described in Note 11:

	For the six-month periods ended June 30,
	2011	2010
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$49,725	$35,744

Weighted-average number of common shares outstanding - Basic	221,408,769	241,882,966
Incremental shares from assumed exercise of stock options (a)	-	-
Incremental shares from vesting of restricted stock units	13,231	-
Weighted-average number of common shares outstanding - Diluted	221,422,000	241,882,966

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.22	$0.15
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.22	$0.15

(a) Options to purchase 1,879,846 shares of common stock at $21.20 per share were outstanding during the six-month period ended June 30, 2011 but were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

14.	Related party balances and transactions

As discussed in Note 9, as security for the performance of the Company’s obligations under the MFAs, the Company maintains irrevocable standby letters of credit in favor of McDonald’s Corporation in an amount of $80 million, of which one in an amount of $65 million was issued by Credit Suisse acting as issuing bank. Credit Suisse owns 49% of the general partner and is a limited partner of DLJ South American Partners, which is a shareholder of the Company. The Company believes that the terms of the transaction are consistent with those that could have been obtained in a comparable arm’s-length transaction with an unrelated party.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month periods ended June 30, 2011 and 2010 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Related party balances and transactions (continued)

As discussed in Note 12, effective March 16, 2011, the Company’s Board of Directors approved the split-off of the Axis Business. As a result, the Axis Business is no longer consolidated, representing a related party under common control. The following table summarizes the outstanding balances and transactions between the Company and the Axis Business as of and for the period ended June 30, 2011:

Prepaid expenses and other current assets	$8,739
Accounts and notes receivable	4,155
Accounts payable	8,611
Food and paper	118,879
Occupancy and other operating expenses	3,661

15.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Such approvals had become less forthcoming over the time, resulting in a parallel market where entities could exchange Venezuelan bolívares fuertes into U.S. dollars using a bond-based exchange process under which bonds traded in Venezuela were purchased in Venezuelan bolívares fuertes and then immediately exchanged outside Venezuela for bonds denominated in U.S. dollars at a specified, and less favorable, parallel exchange market rate.

During 2009 the Company’s access to the official exchange rate for purposes of paying imports was more limited than in 2008 as a result of an increase in restrictions and a more rigorous approval process. In addition, the Company was historically unable to access to the official exchange rate for royalty payments, being obliged to access to the parallel exchange market in order to honor its foreign debts and also to pay intercompany loans.

As discussed in Note 3, the financial statements of the Company’s foreign subsidiaries are translated in accordance with guidance in ASC Topic 830, Foreign Currency Matters. Such guidance states that the rate applicable for purposes of dividend remittances shall be used to translate foreign currency financial statements, except when unusual circumstances exist. Prior to December 31, 2009, the Company had concluded that the existence of the parallel market in Venezuela did not constitute unusual circumstances which justified the use of an exchange rate other than the official exchange rate for purposes of foreign currency translation. Therefore, the official rate of 2.15 Venezuelan bolívares Fuertes per U.S. dollar was used to translate the operations of the Company’s Venezuelan subsidiaries for fiscal year 2009. As conditions in Venezuela evolved during 2009, the Company reassessed the appropriateness of use of the official exchange rate for translation purposes. As a result, effective December 31, 2009, the Company changed the translation rate from the official exchange rate of 2.15 Venezuelan bolívares fuertes per U.S. dollar at December 31, 2009 to the parallel exchange rate of 5.97 Venezuelan bolívares fuertes per U.S. dollar.

On May 17, 2010, the Venezuelan Congress modified the Foreign Exchange Crime Act. The amendments, which result in a penalty for any security transactions not carried out through the Central Bank of Venezuela, were primarily designed to increase control of debt security transactions that were used to buy and sell foreign currency that resulted in the parallel rate. As a result of this reform, the parallel exchange market prevailing in Venezuela disappeared, leaving local brokers out of this market and leaving companies without alternatives for foreign currency trade other than those approved and conducted through the Central Bank. In June, 2010, the Central Bank introduced a newly regulated foreign currency exchange system (SITME), pursuant to which companies can acquire, with certain limits, U.S. dollars at an exchange rate to be established by the Central Bank. Most of the exchanges in SITME have been executed at the exchange rate of 5.30 Venezuelan bolívares fuertes per U.S. dollar.

15.	Venezuelan operations (continued)

Since the Company had access and used the parallel exchange market to acquire U.S. dollars, the Company used the parallel exchange rate to measure transactions denominated in local currency and convert them to the U.S. dollar functional currency during the period from January 1, 2010 through May 31, 2010. The last available quotation of the parallel exchange rate before the system was cancelled was 8.10 Venezuelan bolívares fuertes per U.S. dollar.  Effective June 1, 2010 the Company started to use the new regulated rate of 5.30 Venezuelan bolívares fuertes per U.S. dollar to measure transactions denominated in local currency.

As of and for the six-month period ended June 30, 2011, revenues, operating income and net income of the Venezuelan operations were $121.9 million, $5.3 million and $3.7 million, respectively.

16.	Subsequent events

On July 6, 2011, the Company paid the dividend distribution amounting to $12,509 disclosed in Note 11.

On July 13, 2011 the Company issued R$ 400 million of Brazilian-real notes due 2016 in a private placement (the “Brazilian notes”). The Brazilian notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The Brazilian notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The proceeds from the offering will be used by the Company to satisfy its capital expenditure program, including opening and reimaging restaurants, and for general corporate purposes.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its senior notes at a redemption price of 107.5% plus accrued and unpaid interest. As a result, the Company incurred a loss of $13,933, including $2,319 related to the accelerated amortization of deferred financing costs.

On July 19, 2011 and July 20, 2011, the Company settled the cross-currency interest rate swaps and the mirror swaps described in Note 7 paying $95,524 and collecting $3,902, respectively. As a result of these settlements, the Company recognized a loss amounting to $5,206.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  August 2, 2011